Exhibit 99.1

Small Talk 2021 investor Day virtual
1

Opening Investor Day
Skip Miller
Vice President Investor Relations

Question & Answer session
Slide 3
29 Sept. 2021 Public 3

Investor Day 2021 survey
Slide 4
29 Sept. 20211
PUBLIC

Agenda
Presentations
13:00    - 13:05Opening remarksSkip Miller
13:05    - 13:35Company Strategy and Shareholder ValuePeter Wennink
13:35    - 14:05Industry Roadmap and Technology StrategyMartin van den Brink
14:05    - 14:35EUV Products and Business OpportunityChristophe Fouquet
14:35    - 14:45Break
14:45    - 15:15Applications Products and Business OpportunityJim Koonmen
15:15    - 15:45DUV Products and Business OpportunityRon Kool
15:45    - 16:15Installed Base Business OpportunityWayne Allan
16:15    - 16:25Break
16:25    - 16:55ASML Business Model and Capital Allocation StrategyRoger Dassen
16:55    - 17:05Closing remarksPeter Wennink
17:05    - 17:15Break
17:15    - 18.00Q&A sessionAll
All times CET
Slide 5
29 Sept. 2021

Forward Looking Statements
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29 Sept. 2021
This presentation contains statements that are forward-looking, including statements with respect to expected industry and business environment trends including expected growth, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and effective tax rate, annual revenue opportunity for 2025, financial model for 2025 and assumptions and expected growth rates and drivers, expected growth including growth rates 2020-2025 and 2020-2030, total addressable market, growth opportunities beyond 2025 and expected annual growth rate in lithography and metrology and inspection systems and expected annual growth rate in installed base management, expected trends in addressable market up to 2030, expected trends in Logic and Memory revenue opportunities, long term growth opportunities and outlook, expected trends in demand and demand drivers, expected benefits and performance of systems and applications, semiconductor end market trends, expected growth in the semiconductor industry including expected demand growth and capital spend in coming years, expected wafer demand growth and investments in wafer capacity, expected lithography market demand and growth and spend, growth opportunities and drivers, expected trends in EUV and DUV demand, sales, outlook, roadmaps, opportunities and capacity growth and expected EUV adoption, profitability, availability, productivity and output and estimated wafer demand and improvement in value, expected trends in the applications business, expected trends in installed base management including expected revenues and target margins, expected trends and growth opportunity in the applications business, expectations with respect to high-NA, the expectation of increased output capacity, plans, strategies and strategic priorities and direction, expectation to increase capacity, output and production to meet demand, the expectation that Moore’s law will continue and Moore’s law evolution, product, technology and customer roadmaps, and statements and intentions with respect to capital allocation policy, dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to ESG commitment, sustainability strategy, targets, initiatives and milestones. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, semiconductor end-market trends, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of R&D programs and technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity, constraints, shortages and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees and trends in labor markets, geopolitical factors, trade environment; import/export and national security regulations and orders and their impact on us, ability to meet sustainability targets, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.
Public

ASML SMALL TALK 2021 INVESTOR DAY VIRTUAL 7